

March 3, 2011

Mr. James D. Davidson
Chief Executive Officer
California Gold Corp.
4515 Ocean View Blvd., Suite 305
La Canada, CA 91011

>   **Re: California Gold Corp.**
>   **Item 4.01 Form 8-K/A**
>   **Filed March 2, 2011**
>   **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note you omitted disclosures that were included in your Item 4.01 Form 8-K filed July 9, 2010. Please amend you filing to include the complete text of the Item 4.01 as amended. We refer you to Regulation 12B Rule12b-15 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. James D. Davidson
California Gold Corp.
March 3, 2011
Page 2

		In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3311 with any other questions.

					Sincerely,

					Ethan Horowitz
					Branch Chief